Exhibit 99.1

NEWS

Starfield Announces Commencement of Drilling Program
for Diamonds at Ferguson Lake

Toronto, Ontario - October 27, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) is pleased to announce its 2009 drill program for diamonds has commenced on the first of seven high-priority kimberlite-type geophysical anomalies at the Company’s large Ferguson Lake Project in Nunavut, Canada.

As previously announced, Starfield signed a joint venture agreement with Thanda Resources Inc. to develop the diamond potential in the Y Lake area at Ferguson Lake.  In accordance with terms of the joint venture, Thanda is funding the drill program and providing their diamond expertise to design and supervise the program, while Starfield is operating the program using its existing Ferguson Lake infrastructure.

The initiative provides for seven holes to be drilled over four weeks at seven high-priority targets, conditions permitting.  Initial drilling has commenced at anomaly M4, located approximately 1.5 kilometers up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies by SGS Minerals Services.  A total of 12 electromagnetic anomalies were identified by a detailed helicopter-borne geophysical survey flown in April of this year.  Maps indicating the location of these anomalies can be viewed on Starfield’s website.

“We were delighted with the results of the ground geophysical survey, which was conducted prior to starting the drill program,” said Sheila Ogilvie-Harris, President of Thanda.  “The current drill program seeks to continue this success.”

Any kimberlite core encountered will be logged and sampled, and samples sent to SGS laboratory facilities in Lakefield, Ontario for micro-diamond and diamond indicator analysis.  This information will be used to assess the economic potential of the kimberlites.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company. Starfield’s primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest base and precious metal project.  Starfield has also funded the development of a novel, environmentally-friendly and energy efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

On October 5, 2009, the Company signed a joint venture agreement with Thanda Resources Inc. to develop Starfield’s previously identified diamond potential at the Company’s Ferguson Lake Project in Nunavut.

The Company completed its acquisition of Nevoro on October 8, 2009.  The three primary assets acquired in the Nevoro transaction are as follows:

•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producer of platinum group metals;

•
the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and,

•
a portfolio of eight Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

The Company is continuing to focus its efforts on exploring and developing the Ferguson Lake property while determining the next steps for exploration and development of its newly acquired properties in Montana, California and Nevada.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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